ACUSHNET HOLDINGS CORP.

June 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Heather Clark

RE:	Comment Letter Dated June 13, 2018
Acushnet Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 7, 2018
File No. 0001-37935

Dear Ms. Clark:

In connection with your letter dated June 14, 2018 to William Burke, Chief Financial Officer of Acushnet Holding Corp. (“Acushnet” or the “Company”), the Company is providing the following response to the comment on Acushnet’s Form 10-K for the fiscal year ended December 31, 2017 made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, the Staff’s comment is included prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015 Net Sales, Page 62

1.
We note that your discussion of net sales, gross profit and selling, general and administrative expenses references an “accounting adjustment” made in 2016, regarding how commissions are paid on sales in Korea. Please tell us the nature of these accounting adjustments including whether you changed accounting policies or corrected errors in accordance with ASC 250.

Response:

The accounting adjustment referenced in the Management Discussion and Analysis and Results of Operations for the year ended December 31, 2016 compared to the year ended December 31, 2015 in Form 10-K for the year ended December 31, 2017 was the correction of an error in the classification of commissions paid on certain retail sales in Korea in accordance with ASC 250, Accounting Changes and Error Corrections. The error was identified by Management during the three months ended December 31, 2016.

The adjustments related to agreements that the Company has with certain retail stores in Korea in which certain products are sold on consignment terms, which include a set commission rate earned by the retail stores. The Company historically deemed Acushnet to be the agent in the sale transaction and recorded revenue net of the commission amount. During the three months ended December 31, 2016, Management reassessed the terms of the arrangements and concluded that Acushnet is the principal in the sale transaction and revenue should be recorded on a gross basis, with the related commission recorded in selling, general and administrative expense.

In accordance with Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company assessed the materiality of the adjustments and concluded these items were not material to any previously issued annual or interim financial statements. However, to facilitate comparisons among periods, the Company revised its previously issued first, second and third quarter 2016 unaudited consolidated financial information in Footnote 22 on page F-45 of Form 10-K for the year ended December 31, 2016. The Company did not revise periods prior to the three months ended March 31, 2016 as the impact was not material to the periods presented.

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Please do not hesitate to call us at (508) 979-3694 if you have any questions or require additional information.

Sincerely,

Acushnet Holdings Corp.

By: /s/ William C. Burke
William C. Burke
Executive Vice President, Chief Financial Officer and Treasurer